FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 000-30666

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the First Quarter of 2006 dated May 16, 2006	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Denny Lee
Name:	Denny Lee
Title:	Chief Financial Officer

Date: May 16, 2006

Exhibit 99.1

PRESS RELEASE

Contact for Media and Investors:

Grace Zhao

NetEase.com, Inc.

gracezhao@service.netease.com

Tel: (+8610) 8518-0163 ext. 8208

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Announces First Quarter 2006 Results

—Online Game Revenues Exceed Guidance; Fantasy Westward Journey Achieves Double Digit Growth—

(Beijing – May 16, 2006) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2006.

Highlights for First Quarter 2006

•	Total revenues for the quarter grew 8.7% quarter-over-quarter and 61.7% year-over-year to RMB529.8 million (US$66.1 million);

•	Online game revenues for the quarter grew 12.4% quarter-over-quarter and 71.9% year-over-year to RMB450.6 million (US$56.2 million), exceeding the Company’s guidance of 8-10% quarter-over-quarter growth;

•	U.S. GAAP net profit for the quarter was RMB293.7 million (US$36.6 million), equivalent to US$0.26 (diluted) earnings per American Depositary Share;

•	Non-GAAP net profit for the quarter grew 15.5% quarter-over-quarter and 107.7% year-over-year to RMB319.7 million (US$39.9 million), equivalent to US$0.28 (diluted) earnings per American Depositary Share; and

•	Fantasy Westward Journey and Westward Journey Online II reported peak concurrent user numbers of approximately 1,280,000 and 580,000, respectively, for the first quarter.

William Ding, Chief Executive Officer and Director of NetEase said, “We saw double digit growth in revenues derived from Fantasy Westward Journey, which remains the #1 online game in China two years after its initial launch in 2004. While we did see some quarter-over-quarter decline in revenues for Westward Journey II, this game – now in its fourth year – continues to remain among the top 3 most popular online games in China. During the quarter, we continued to make progress in the development of our next-generation of online games, Datang and Tianxia. Datang is expected to enter open beta testing by May 31, 2006 and Tianxia is expected to enter open beta testing in the second half of 2006. By maintaining focus on our core strengths – deepening our relationship with our large and loyal customer base and creating quality, innovative online game content – we believe we will continue to achieve strong growth in 2006.”

For the first quarter of 2006, total revenues increased to RMB529.8 million (US$66.1 million), representing 8.7% growth from RMB487.3 million (US$60.4 million) for the preceding fourth quarter of 2005, and 61.7% growth from RMB327.7 million (US$39.6 million) for the same period last year.

Online game revenues for the quarter exceeded the Company’s guidance and increased 12.4% quarter-over-quarter and 71.9% year-over-year to RMB450.6 million (US$56.2 million), driven primarily by double digit growth in Fantasy Westward Journey as a result of the continued organic growth and, in particular, after players celebrated the second anniversary of the game in January 2006.

Revenues from advertising services declined by 10.9% to RMB61.6 million (US$7.7 million), compared to the preceding quarter’s RMB69.1 million (US$8.6 million), primarily as a result of a seasonal decline in spending by certain advertisers during the first quarter of 2006. This represents an increase of 36.0% over RMB45.3 million (US$5.5 million) for the corresponding period a year ago.

Revenues from the Company’s wireless value-added services and others increased to RMB17.6 million (US$2.2 million) for the first quarter of 2006, representing a slight increase of 2.3% over the preceding quarter’s RMB17.2 million (US$2.1 million) and 13.0% decrease from RMB20.3 million (US$2.4 million) for the first quarter of 2005. The quarter-over-quarter revenue growth was due primarily to increased sales of online game related merchandise and, to a lesser extent, increased revenue from value-added services provided to free email users.

Chief Operating Officer Michael Tong commented, “The continued success of Fantasy Westward Journey further solidifies the strength of our game development strategy and philosophy. Our focus in 2006 is to ensure that the upcoming launches of Datang and Tianxia are equally successful by executing on the same solid business model that has made NetEase the leading provider of online games in China.”

GAAP gross profit for the first quarter of 2006 was RMB420.9 million (US$52.5 million). The Company recorded non-GAAP gross profit in the first quarter of RMB425.3 million (US$53.0 million), representing a 10.1% increase over the previous quarter’s non-GAAP gross profit of RMB386.2 million (US$47.9 million) and a 68.0% increase over non-GAAP gross profit of RMB253.2 million (US$30.6 million) for the corresponding period a year ago. The non-GAAP financial measures presented in this release exclude the effect of certain non-cash, share-based compensation expense totaled RMB26.0 million (US$3.2 million) incurred in the first quarter of 2006. The reconciliation of GAAP measures with non-GAAP measures for gross margin, gross profit, operating expenses, net profit and net profit per American Depositary Share included in this release is set forth in the Company’s unaudited financial information below.

Total GAAP gross margin for the Company for the first quarter of 2006 was 82.7%. Total non-GAAP gross margin for the Company was 83.6% compared with non-GAAP gross margin of 82.6% for the preceding quarter and 82.0% for the same period last year.

Non-GAAP gross margin for the online game business for the first quarter of 2006 improved slightly to 90.7% from non-GAAP gross margin of 89.4% for the preceding quarter and 89.0% for the first quarter of 2005, primarily due to the termination of revenue sharing arrangements with spokespersons for Fantasy Westward Journey and Westward Journey Online II in November 2005. GAAP gross margin for the online game business for the first quarter of 2006 was 90.4%.

Non-GAAP gross margin for the online advertising business for the first quarter of 2006 declined to 55.3% from non-GAAP gross margin of 62.9% for the preceding quarter and 63.3% for the first quarter of 2005, primarily due to a seasonal decline in advertising expenditure and, to a lesser extent, due to the increased costs associated with the Company’s online advertising business in 2006, GAAP gross margin for the advertising business for the first quarter of 2006 was 51.2%. Also, both GAAP and non-GAAP gross margin for the wireless value-added services and others business declined in comparison to the preceding quarter and the same quarter a year ago, due to increased server depreciation costs associated with the Company’s free email services.

Total GAAP operating expenses for the first quarter of 2006 were RMB113.5 million (US$14.2 million). Total non-GAAP operating expenses for the first quarter of 2006 were RMB91.9 million (US$11.5 million), compared with RMB94.9 million (US$11.8 million) for the preceding quarter and RMB90.5 million (US$10.9 million) for the same period last year. The decline in non-GAAP operating expenses in comparison to the preceding quarter was primarily the result of lower general and administrative expenses resulting from the decrease in provision for doubtful debts expenses due mainly to the settlement of long-term debts.

As a result of foreign currency translation from currencies other than the Renminbi into Renminbi in accordance with applicable accounting standards, the Company reported a RMB2.1 million (US$0.3 million) foreign exchange loss in the first quarter of 2006, compared to foreign exchange losses of RMB1.9 million (US$0.2 million) in the preceding quarter and RMB nil in the corresponding quarter a year ago.

GAAP net profit for the first quarter totaled RMB293.7 million (US$36.6 million). Non-GAAP net profit for the first quarter totaled RMB319.7 million (US$39.9 million), a 15.5% increase over the previous quarter’s non-GAAP net profit of RMB276.7 million (US$34.3 million) and 107.7% increase over non-GAAP net profit of RMB153.9 million (US$18.6 million) for the first quarter of 2005. NetEase reported basic and diluted earnings per American Depositary Share of US$0.28 and US$0.26, respectively, which include the impact of approximately US$3.3 million, or US$0.02 per American Depositary Share, in non-cash, share-based compensation costs. For the first quarter of 2005, the Company recorded basic and diluted earnings per American Depositary Share of US$0.15 and US$0.13, respectively.

As of March 31, 2006, the Company’s total cash and time deposit balance was RMB3.8 billion (US$469.8 million), an 11.5% increase from the previous quarter’s RMB3.4 billion (US$418.5 million). Cash flow generated from operating activities was approximately RMB412.4 million (US$51.4 million), an 87.2% increase from the previous quarter’s RMB220.3 million (US$27.3 million) and a 101.9% increase from the corresponding quarter’s RMB204.2 million (US$24.7 million).

Denny Lee, NetEase’s Chief Financial Officer, added, “We continued to carefully manage our expenses and operations to achieve solid financial results during the quarter. During 2006, we will remain focused on investing the necessary resources to expand our customer acquisition and game development efforts vital to our sustained growth. At the same time, we will continue to tightly control expenses to achieve long-term value for our shareholders.”

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NetEase’s management uses non-GAAP measures of gross margin, gross profit, operating expenses, net profit and net profit per American Depositary Share, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees under Statement of Financial Accounting Standard 123R, effective from January 1, 2006. The non-GAAP financial measures, by excluding the non-cash, stock-based compensation, are provided to enhance the investors’ overall understanding of NetEase’s current financial performance and prospects for the future. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Reconciliations of NetEase’s non-GAAP financial measures to unaudited Consolidated Statements of Operations are set forth at this end of this release.

NetEase’s management believes that excluding the share-based compensation expense from its GAAP financial measures of gross margin, gross profit, operating expenses, net profit and net profit per American Depositary Share are useful for itself and investors, because it makes a more meaningful comparison of NetEase’s current operation results to those periods prior to the adoption of Statement of Financial Accounting Standard 123R and improves readers’ understanding of NetEase’s performance.

Conference Call

NetEase’s management team will host a conference call on May 16, 2006, at 8:00PM Eastern Time, corresponding with May 17, 2006 at 8:00AM Beijing/Hong Kong time, to present an overview of NetEase’s financial and operational performance. Interested parties may participate in the conference call by dialing 800-500-0311 (international 719-457-2698), 10-15 minutes prior to the initiation of the call, or listen to a live webcast by going to the company’s website at http://corp.netease.com. A replay of the call will be available by dialing 888-203-1112 (international 719-457-0820), and entering access code 9574480. The replay will be available through June 1, 2006 at midnight Eastern Time. An archived webcast will be available on the investor relations section of the company’s website at http://corp.netease.com for 90 days.

**Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1=RMB8.0167. The percentages stated are calculated based on RMB.**

Appointment of New Executive Officer

NetEase separately announced today that its Board of Directors has appointed Mr. Zhonghui Zhan as Co-Chief Operating Officer to serve along with the Company’s existing Chief Operating Officer, Michael Tong. Mr. Zhan joined NetEase in October 1999, and has served in various positions with the Company, including most recently as a Senior Vice President in the Company’s game development group. In his new position, Mr. Zhan will continue to focus on the development of the Company’s online game business. Mr. Zhan has Bachelor of Science and Masters Degree in Automation from the South China University of Technology.

Commenting on this appointment, Mr. Ding said, “We are delighted to have Zhonghui joining our senior management team. He has been with NetEase since its early days, and his extensive experience with our company and the online game industry in general well positions him to take a strong leadership role in further growing our online game business.”

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by our affiliate. For the month of March 2006, the NetEase websites had more than 719 million average daily page views, making us one of the most popular destinations in China and on the World Wide Web. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Westward Journey Online II and Fantasy Westward Journey.

NetEase also offers online advertising on its websites which enables advertisers to reach our substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide more than 17 channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*     *     *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games do not become as popular as management anticipates; the risk that recent changes in Chinese government regulation of the online game market, or any additional regulatory changes in the future, may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect our business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

PRESS RELEASE

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2005	March 31, 2006	March 31, 2006
	RMB	RMB	USD (Note 1)
Assets

Current assets:

Cash	1,685,744,081	1,899,572,423	236,951,916
Time Deposit	1,691,976,255	1,866,947,045	232,882,239
Accounts receivable, net	69,631,541	61,778,934	7,706,280
Prepayments and other current assets	30,021,448	52,365,596	6,532,064
Deferred tax assets	19,929,499	20,958,405	2,614,343

Total current assets	3,497,302,824	3,901,622,403	486,686,842

Property, equipment and software, net	126,341,533	133,913,176	16,704,277
Other assets	1,341,162	11,905,988	1,485,150

Total assets	3,624,985,519	4,047,441,577	504,876,269

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	28,848,690	99,794,554	12,448,335
Salary and welfare payable	46,438,269	39,666,490	4,947,982
Taxes payable	83,828,862	95,080,054	11,860,249
Deferred revenue	231,670,971	247,616,744	30,887,615
Deferred tax liabilities	3,940,854	3,947,885	492,458
Accrued liabilities	20,751,404	20,699,035	2,581,989

Total current liabilities	415,479,050	506,804,762	63,218,628

Long-term payable:	818,413,108	813,064,178	101,421,305

Total liabilities	1,233,892,158	1,319,868,940	164,639,933

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,263,526,525 shares issued and outstanding as of December 31, 2005, and 3,278,221,925 shares issued and outstanding as of March 31, 2006	2,700,407	2,712,188	338,317
Additional paid-in capital	1,129,733,009	1,172,542,986	146,262,550
Statutory reserve	135,238,835	135,238,835	16,869,639
Translation adjustments	210,838	210,838	26,300
Retained earnings	1,123,210,272	1,416,867,790	176,739,530

Total shareholders’ equity	2,391,093,361	2,727,572,637	340,236,336

Total liabilities and shareholders’ equity	3,624,985,519	4,047,441,577	504,876,269

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	March 31, 2005	December 31, 2005	March 31, 2006	March 31, 2006
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	262,142,134	400,942,544	450,559,604	56,202,628
Advertising services	45,275,474	69,087,777	61,562,176	7,679,242
Wireless value-added services and others	20,269,101	17,232,471	17,633,673	2,199,617

Total revenues	327,686,709	487,262,792	529,755,453	66,081,487

Business taxes	(19,010,880)	(19,738,004)	(20,761,791)	(2,589,818)

Total net revenues	308,675,829	467,524,788	508,993,662	63,491,669

Total cost of revenues	(55,470,010)	(81,312,339)	(88,160,633)	(10,997,123)

Gross profit	253,205,819	386,212,449	420,833,029	52,494,546

Operating expenses:
Selling and marketing expenses	(33,204,422)	(37,979,095)	(42,999,177)	(5,363,700)
General and administrative expenses	(23,884,696)	(32,179,955)	(39,445,469)	(4,920,412)
Research and development expenses	(33,439,354)	(24,774,299)	(31,024,759)	(3,870,016)

Total operating expenses	(90,528,472)	(94,933,349)	(113,469,405)	(14,154,128)

Operating profit	162,677,347	291,279,100	307,363,624	38,340,418

Other income (expenses):
Investment income	536,324	—	32,067	4,000
Interest income	9,937,045	20,411,335	22,808,447	2,845,117
Interest expense	(344,859)	—	—	—
Other, net	(28,528)	(2,481,486)	(2,177,007)	(271,559)

Profit before tax	172,777,329	309,208,949	328,027,131	40,917,976

Income tax	(18,899,496)	(32,537,941)	(34,369,613)	(4,287,252)

Net profit	153,877,833	276,671,008	293,657,518	36,630,724

Earnings per share, basic	0.05	0.08	0.09	0.01

Earnings per ADS, basic (Note 2)	1.21	2.12	2.25	0.28

Earnings per share, diluted	0.04	0.08	0.08	0.01

Earnings per ADS, diluted (Note 2)	1.11	1.95	2.08	0.26

Weighted average number of ordinary shares outstanding, basic	3,188,169,782	3,263,094,061	3,267,392,635	3,267,392,635

Weighted average number of ADS outstanding, basic (Note 2)	127,526,791	130,523,762	130,695,705	130,695,705

Weighted average number of ordinary shares outstanding, diluted	3,530,419,102	3,580,605,698	3,546,376,948	3,546,376,948

Weighted average number of ADS outstanding, diluted (Note 2)	141,216,764	143,224,228	141,855,078	141,855,078

The accompanying notes are an integral part of this press release.

NETEASE.COM INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	March 31, 2005	December 31, 2005	March 31, 2006	March 31, 2006
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net profit	153,877,833	276,671,008	293,657,518	36,630,724
Adjustments for:
Depreciation	8,037,742	11,889,502	14,949,734	1,864,824
Share compensation cost	13,835	—	25,995,621	3,242,684
Provision for doubtful debts	(1,610,102)	1,538,472	40,773	5,086
Amortization of issuance cost of convertible bonds	1,959,981	1,915,050	1,903,873	237,488
Exchange loss	—	1,920,572	2,103,907	262,441
(Increase) Decrease in accounts receivable	(5,934,041)	3,985,536	7,811,834	974,445
(Increase) Decrease in prepayments and other current assets	(3,751,767)	707,740	(24,248,021)	(3,024,689)
Increase in deferred tax assets	(21,179,397)	(548,886)	(1,028,906)	(128,345)
Increase (Decrease) in accounts payable and other liabilities	22,600,013	(99,633,134)	70,236,516	8,761,275
Increase in deferred revenue	33,193,590	407,992	15,945,773	1,989,069
Increase (Decrease) in salary and welfare payable	(7,574,026)	17,020,247	(6,327,748)	(789,321)
Increase in taxes payable	28,835,032	1,642,269	11,251,192	1,403,469
Increase in deferred tax liabilities	—	3,940,854	7,031	877
Increase (Decrease) in accrued liabilities	(4,240,407)	(1,147,966)	116,470	14,528

Net cash provided by operating activities	204,228,286	220,309,256	412,415,567	51,444,555

Cash flows from investing activities
Purchase of property, equipment and software	(20,970,098)	(14,900,930)	(21,793,571)	(2,718,521)
Increase in time deposit	—	(259,946,675)	(175,096,580)	(21,841,478)
Increase in other assets	(174,614)	—	(10,564,836)	(1,317,854)

Net cash used in investing activities	(21,144,712)	(274,847,605)	(207,454,987)	(25,877,853)

Cash flows from financing activities:
Proceed from employees exercising stock options	13,116,727	1,431,465	16,826,137	2,098,886
Decrease in long-term payable	—	(199,979)	—	—

Net cash provided by financing activities	13,116,727	1,231,486	16,826,137	2,098,886

Effect of exchange rate changes on cash held in foreign currencies		(4,229,442)	(7,958,375)	(992,725)

Net (decrease) increase in cash	196,200,301	(57,536,305)	213,828,342	26,672,863

Cash, beginning of the quarter	2,123,891,537	1,743,280,386	1,685,744,081	210,279,053

Cash, end of the quarter	2,320,091,838	1,685,744,081	1,899,572,423	236,951,916

Supplemental disclosures of cash flow information:
Cash paid during the quarter for income taxes	3,284,692	25,963,450	25,507,306	3,181,771

Cash paid during the quarter for interest	—	—	—	—

Supplemental schedule of non-cash operating, investing and financing activities:
Net exchange losses	—	1,920,572	2,103,907	262,441

Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to senior management personnel and some non-employees of the Company	13,835	—	25,995,621	3,242,684

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	March 31, 2005	December 31, 2005	March 31, 2006	March 31, 2006
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	262,142,134	400,942,544	450,559,604	56,202,628
Advertising services	45,275,474	69,087,777	61,562,176	7,679,242
Wireless value-added services and others	20,269,101	17,232,471	17,633,673	2,199,617

Total revenues	327,686,709	487,262,792	529,755,453	66,081,487

Business taxes:
Online game services	(14,417,817)	(13,231,104)	(14,868,467)	(1,854,687)
Advertising services	(3,848,415)	(5,872,461)	(5,232,785)	(652,736)
Wireless value-added services and others	(744,648)	(634,439)	(660,539)	(82,395)

Total business taxes	(19,010,880)	(19,738,004)	(20,761,791)	(2,589,818)

Net revenues:
Online game services	247,724,317	387,711,440	435,691,137	54,347,941
Advertising services	41,427,059	63,215,316	56,329,391	7,026,506
Wireless value-added services and others	19,524,453	16,598,032	16,973,134	2,117,222

Total net revenues	308,675,829	467,524,788	508,993,662	63,491,669

Cost of revenues:
Online game services	(27,344,458)	(41,052,587)	(41,630,463)	(5,192,968)
Advertising services	(15,204,645)	(23,450,822)	(27,512,062)	(3,431,844)
Wireless value-added services and others	(12,920,907)	(16,808,930)	(19,018,108)	(2,372,311)

Total cost of revenues	(55,470,010)	(81,312,339)	(88,160,633)	(10,997,123)

Gross profit (loss) :
Online game services	220,379,859	346,658,853	394,060,674	49,154,973
Advertising services	26,222,414	39,764,494	28,817,329	3,594,662
Wireless value-added services and others	6,603,546	(210,898)	(2,044,974)	(255,089)

Total gross profit	253,205,819	386,212,449	420,833,029	52,494,546

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

RECONCILIATIONS TO UNAUDITED STATEMENTS OF OPERATIONS

NON-GAAP GROSS PROFIT, TOTAL OPERATING EXPENSES, NET PROFIT AND EARNINGS PER SHARE EXCLUDING SHARE-BASED COMPENSATION EXPENSE

	Quarter Ended
	March 31, 2005	December 31, 2005	March 31, 2006	March 31, 2006
	RMB	RMB	RMB	USD (Note 1)
Gross Profit
GAAP gross profit	253,205,819	386,212,449	420,833,029	52,494,546
Add: share-based compensation cost under cost of revenues	—	—	4,434,511	553,159

Non-GAAP gross profit	253,205,819	386,212,449	425,267,540	53,047,705

Operating expenses
GAAP operating expenses	(90,528,472)	(94,933,349)	(113,469,405)	(14,154,128)
Add: share-based compensation cost under

- Selling and marketing expenses	—	—	5,365,664	669,311
- General and administrative expenses	13,835	—	9,364,705	1,168,149
- Research and development expenses	—	—	6,830,741	852,063

Non-GAAP operating expenses	(90,514,637)	(94,933,349)	(91,908,295)	(11,464,605)

Net profit
GAAP net profit	153,877,833	276,671,008	293,657,518	36,630,724
Add: share-based compensation cost	13,835	—	25,995,621	3,242,682

Non-GAAP net profit	153,891,668	276,671,008	319,653,139	39,873,406

Earnings per share, diluted
GAAP earnings per ADS, diluted	1.11	1.95	2.08	0.26
Add: Adjustment for dilutive impact of share based compensation cost	—	—	0.19	0.02

Non-GAAP earnings per ADS, diluted	1.11	1.95	2.27	0.28

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.0167 on March 31, 2006 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Effective from March 27, 2006, the Company changed its ADR to ordinary share ratio from the one ADR for every 100 ordinary shares to one ADR for every 25 ordinary shares. Both the basic and diluted earnings per ADR and both the basic and diluted weighted average number of ADRs outstanding for the comparative periods ended March 31, 2005 and December 31, 2005 have been restated to conform to the current ADR ratio for the period ended March 31, 2006 accordingly.